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Ex12c
                               Idaho Power Company
                       Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements


                                                                                                      Twelve Months
                                            Twelve Months Ended December 31,                              Ended
                                                 (Thousands of Dollars)                                 March 31,
                                          1997         1998       1999        2000          2001          2002
Earnings, as defined:
  Income from continuing operations
  before  income taxes               $  135,908    $ 133,021   $ 119,872   $ 128,139   $    48,250      $  61,840
  Adjust for distributed income of
  equity investees                       (3,943)      (4,697)       (837)     (3,116)       (1,620)        (2,609)
  Equity in loss of equity method
  investments                                 0          476           0           0             0              0
  Minority interest in losses of
  majority owned subsidiaries                 0         (125)          0           0             0              0
  Supplemental fixed charges and
  preferred dividends, as below          64,317       63,967      65,526      61,372        66,748         69,094

     Total earnings, as defined      $  196,282    $ 192,642   $ 184,561   $ 186,395   $   113,378      $ 128,325

Fixed charges, as defined:
  Interest charges                   $   60,761    $  60,593   $  62,014   $  57,797   $    64,002      $  66,389
  Rental interest factor                    982          801         955       1,036           962          1,016
     Total fixed charges                 61,743       61,394      62,969      58,833        64,964         67,405
  Supplemental increment to fixed
  charges*                                2,574        2,573       2,557       2,539         1,784          1,689


  Supplemental fixed charges             64,317       63,967      65,526      61,372        66,748         69,094
  Preferred stock dividends-gross
  up Idaho Power rate                     7,803        8,275       8,133       9,564         9,033          8,625

     Total combined supplemental
     fixed charges and preferred
     dividends                       $   72,120    $  72,242   $  73,659   $  70,936   $    75,781      $  77,719

Supplemental ratio of earnings to
combined fixed charges and
preferred dividends                       2.72x        2.67x       2.51x       2.63x         1.50x          1.65x

*Explanation of increment - Interest on the guaranty of American Falls
      Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.



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